FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 20 March 2008


                               File no. 0-17630


                                   Acquisition



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition


NEWS  RELEASE

20 March 2008



CRH SIGNS CONTRACT FOR ACQUISITION OF 50% EQUITY STAKE IN MY HOME INDUSTRIES LIMITED, INDIA



CRH plc, the international building materials group, announces that it has signed an agreement to acquire a 50% shareholding in My Home Industries Limited ("MHIL"), a privately-owned cement company with its head office in Hyderabad, India. CRH's total investment will be EUR290 million. CRH and the existing owners will jointly manage MHIL and both parties will have equal Board and management representation. The transaction is expected to be completed during the second quarter of 2008.



MHIL's operations consist of three cement production units at Mellacheruvu village in central Andhra Pradesh with a separate grinding plant under construction near Vishakapatnam on the coast of Andhra Pradesh. Current annual cement production capacity is 3.2 million tonnes, which will increase to 4.2 million tonnes on completion of the grinding plant in early 2009. MHIL has strong market positions in central and eastern Andhra Pradesh and completion of the grinding plant will strengthen its position in these markets. Overall MHIL is the number two supplier to the 15 million tonnes Andhra Pradesh market.



Commenting on the development, Liam O'Mahony, CRH Chief Executive, said:

"MHIL is one of the most modern cement producers in India with excellent reserves and a strong management team and is a market leader in the dynamic Andhra Pradesh market. As a first investment in India, we are delighted to be associated with such a strong company and look forward to developing the business with our partner as the Indian economy expands."



Contact CRH at Dublin 404 1000 (+353 1 404 1000)



Liam O'Mahony, Chief Executive

Myles Lee, Finance Director

Eimear O'Flynn, Head of Investor Relations

Maeve Carton, Group Controller



CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland

TELEPHONE +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com

Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  20 March 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director